Exhibit 99.1

ABN 82 010 975 612

Level 18, 101 Collins Street
Melbourne, Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
http://www.tbgbio.com/public/

TBG Diagnostics Limited to file Form 15-F to voluntarily terminate SEC registration

Melbourne, Australia, 5 August 2016.  TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company or TBG) announces that it will file a certification under Form 15-F with the U.S. Securities and Exchange Commission (the "SEC") today in order to voluntarily terminate the registration of its securities and its reporting obligations under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Termination”).

Upon filing the Form 15F, TBG’s reporting obligations with the SEC, including its obligation to file reports on Form 20-F and to furnish reports on Form 6-K, will be immediately suspended. The Termination is expected to become effective no later than 90 days after the filing of the Form 15-F, if there are no objections from the SEC.

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. TBG is focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

•	Nucleic Acid Test (NAT) products
•	HLA typing reagents based on NAT technologies
•	Automation systems for NAT operations
•	IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 (This is huge to say we operate in the IVD market. More realistically, we operate in the MDx market which is growing from 10% ($6Bn USD) to 25.2% ($25Bn USD) of total IVD market share by 2024.)

Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases